December 29, 2010

Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI  53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated December 27, 2006 regarding the sale of shares of the Geneva Advisors All Cap Growth Fund and our opinion dated April 22, 2010 regarding the sale of shares of the Geneva Advisors Equity Income Fund, each a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay & Appleton, WI; Washington, DC
Godfrey & Kahn is a member of Terralex®, a worldwide network of independent law firms.